Filed by Foamix Pharmaceuticals Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule l4a-12

under the Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No.: 001-36621

Form S-4 filed by Menlo Therapeutics Inc. File No.: 333-235351

[Dear Employee Shareholder],

As a shareholder of the company as of January 6, 2020, you are entitled to vote at the extraordinary general meeting of shareholders of Foamix to be held on February 6, 2020 for the purpose of approving the proposed merger with Menlo Therapeutics. Attached please find a proxy card where you can cast your vote on each of the proposals. Please write your name at the top of the ballot and circle one of the responses set forth to the right of each proposal. Please also sign your name at the bottom of the ballot. Please provide your proxy card at your earliest convenience but no later than the close of business on Monday, February 3rd. If easier, feel free to let me know your vote and I am happy to submit a proxy card on your behalf.

As a reminder, here is a link to our proxy statement which provides detailed information about Foamix and Menlo Therapeutics, the proposed transaction and the proposals to be voted on. https://www.sec.gov/Archives/edgar/data/1606645/000119312520003085/d834396ddefm14a.htm

Please let us know of any questions.